UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Chairman and CEO Awarded
CEOs’ Choice of the Year and Qualifies as Candidate for the CNBC
Asia Business Leader Award 2010
     We, LDK Solar Co., Ltd., have announced that Xiaofeng Peng, our Chairman and CEO, has been selected as the CEOs’ Choice of the Year. The award was presented by China Business Leader Awards 2010 at a ceremony on October 20, 2010 in Shanghai, China. The award automatically qualifies Mr. Peng to become a candidate for the CNBC Asia Business Leaders Awards 2010.
     Our press release issued on October 21, 2010, is attached hereto as Exhibit 99.5.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: October 22, 2010

EXHIBIT 99.5: PRESS RELEASE
LDK Solar Chairman and CEO Awarded
CEOs’ Choice of the Year and Qualifies as Candidate for the CNBC
Asia Business Leader Award 2010
Xinyu City, China and Sunnyvale, CA, October 21, 2010 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, announced today that Xiaofeng Peng, Chairman and CEO of LDK Solar, has been selected as the CEOs’ Choice of the Year. The award was presented by China Business Leader Awards 2010 (CBLA) at a ceremony on October 20, 2010 in Shanghai, China. The award automatically qualifies Chairman Peng to become a candidate for the CNBC Asia Business Leaders Awards 2010.
“It is a great honor to be selected as the recipient of the CEO’s Choice of the Year award,” stated Chairman Peng. “I am proud of the tremendous growth that LDK Solar has achieved since I founded the Company in 2005. We continue to embrace the same corporate values and principles we have held since the Company’s inception.”
About The China Business Leaders Award
The China Business Leaders Awards 2010 (CBLA) recognizes excellence in business leadership. Recipients of the Awards are visionary leaders behind today’s most outstanding businesses. They are inspiring individuals who epitomize strength, ingenuity, knowledge, vision and represent the “best of the best” in China.
Winners of the CBLA will compete as finalists at the Asia Business Leaders Awards 2010 (ABLA). Founded by CNBC in 2001, the ABLA is a world-class event that recognizes and celebrates the spirit of achievement and excellence in business leadership in Asia.
The “CEOs’ Choice of the Year” award is determined by a poll conducted with top executives throughout the region. Executives from different companies were invited to vote either by email or through the official CBLA 2010 website for their choice of CEO from among the short-listed semi-finalists.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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